UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN
STATEMENTS
FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERTO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934

R.V.B Holdings Ltd. ("R.V.B." or "Issuer")
(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Mazal Resources B.V. ("Mazal")
Rietlandpark 125
1019 DT Amsterdam, the Netherlands
Attn: Moshe Stern, CEO

with a copy to:

 Gidon Weinstock, Adv.,
 Micki Shapira, Adv.
 Weinstock Zecler & Co.
 5 Azrieli Center, Tel-Aviv, Israel
972-3-696-8333
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2011
 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8220U106	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON: Mazal Resources B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 ordinary shares
8.
SHARED VOTING POWER
130,905,848 ordinary shares

The amount of 130,905,848 ordinary shares consists of: (i) a call option granted to Mazal for 52,425,000 ordinary shares of R.V.B. (see below for more information), (ii) 76,680,848 ordinary shares of R.V.B. held by Greenstone Industrial Ltd. ("Greenstone") and (iii) 1,800,000 ordinary shares of R.V.B. issuable under an option held by Greenstone.

	9.	SOLE DISPOSITIVE POWER A call option to buy 52,425,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,905,848 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.07%. This percentage is based on 118,900,535 ordinary shares of R.V.B. outstanding as of September 8, 2011 (not taking into account 1,040,000 dormant shares of R.V.B. which are held by R.V.B. and 20,054,893 ordinary shares of R.V.B. to be issued to S.R. Accord Ltd. following the closing on August 31, 2011, of the Share Purchase Agreement, dated July 3, 2011 (the "SPA"), by and among Greenstone, S.R. Accord Ltd., Mazal, R.V.B. and E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER").

14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares") of R.V.B. According to the most recent Annual Report on Form 20-F of R.V.B., filed with the Securities and Exchange Commission, the principal executive offices of R.V.B. are located at 21 Ha'a'rba'ah St., Tel Aviv, 64739, Israel.

Item 2.    Identity and Background

(a)	This statement is being filed by Mazal, a company organized under the laws of the state of the Netherlands.

(b)	The place of business of Mazal is Rietlandpark 125, 1019 DT Amsterdam, the Netherlands.

(c)
Mazal is the holder of EER shares and has no other material activity. Mr. Moshe Stern is the holder of 51% of the share capital of Mazal, the details of whom are set forth in Annex A, attached to this Schedule 13D. Also, Stern Holding Ltd., a company fully owned by Moshe Stern ("Stern Holdings") owns 150,000 options convertible into 150,000 ordinary shares, nominal value NIS 0.10 each, of EER (the "EER Shares"), a subsidiary of R.V.B. In the event Stern Holding shall exercise its options into EER's Shares, then Stern Holdings shall have a call option to purchase 1,747,500 Ordinary Share of R.V.B in exchange for the EER Shares.

(d)	- (e) None in the last five (5) years.

Item 3.    Source or Amount of Funds or Other Consideration

In the event Mazal exercises its call option pursuant to the terms of the Option Agreement (as defined below), R.V.B shall issue to Mazal 11.65 R.V.B's Ordinary Shares per each ordinary share, nominal value NIS 0.1 each, of EER. (totaling 52,425,000 Ordinary Shares of R.V.B. in consideration for all of Mazal's holdings in EER) representing approximately 29.94% of R.V.B's issued and outstanding share capital on a fully diluted basis, as of September 8, 2011 (not taking into account 20,054,893 Ordinary Shares of R.V.B. to be issued to S.R. Accord Ltd.).

Item 4.    Purpose of Transaction

On July 3, 2011, R.V.B and Mazal entered into an option agreement (the "Option Agreement"), pursuant to which R.V.B granted Mazal a call option to sell to R.V.B or to whom R.V.B may direct, no later than December 31, 2016, all of Mazal’s holdings in EER, a company organized under the laws of the State of Israel, in exchange for 52,425,000 Ordinary Shares of R.V.B. Furthermore, Mazal grants R.V.B. a put option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016, in exchange for 52,425,000 Ordinary Shares of R.V.B.

On July 3, 2011, in connection with the Option Agreement, Mazal entered into a voting agreement with Greenstone (the "Voting Agreement"), with respect to the voting of ordinary shares of R.V.B. held by Mazal and Greenstone and the nomination of R.V.B.'s directors. Pursuant to the Voting Agreement, Mazal has the right to nominate two directors to act as directors on its behalf, on the board of directors of R.V.B.

On August 31, 2011, the Option Agreement and the Voting Agreement entered into effect upon the consummation of the Share Purchase Agreement by and among Greenstone, Mazal, R.V.B., EER and S.R. Accord Ltd. (the "SPA"), pursuant to which R.V.B. acquired all of Greenstone's holding in EER in exchange for cash, for a price of $2.5 per share (approximately $15.7 million in aggregate). As of the date of this report, Mazal has not yet exercised its put option pursuant to the Option Agreement and does not own any shares of R.V.B.

Item 5.    Interest in Securities of the Issuer

(a)
By virtue of the Option Agreement, Mazal may be deemed to be the owner of 52,425,000 Ordinary Shares, representing approximately 29.94% of the issued and outstanding share capital of R.V.B., on fully diluted basis as of September 8, 2011 (not taking into account 20,054,893 Ordinary Shares of R.V.B. to be issued to S.R. Accord Ltd.).

(b)
By virtue of the Voting Agreement, Mazal may be deemed the beneficial owner of 76,680,848 Ordinary Shares, beneficially owned by Greenstone, and 1,800,000 Ordinary Shares underline an option to purchase Ordinary Shares held by Greenstone, both approximately 65.59% of the outstanding Ordinary Shares of R.V.B (not taking into account 20,054,893 Ordinary Shares of R.V.B. to be issued to S.R. Accord Ltd.). Mazal disclaims any beneficial ownership of Ordinary Shares beneficially owned by Greenstone. Other than as described above, to the best knowledge of Mazal, pursuant to the Service Agreement between R.V.B., Moshe Stern and M. Stern Holding Ltd., dated July 3, 2011 (the "Service Agreement"), R.V.B. shall grant to Stern Holding Ltd.  option to purchase R.V.B. shares, representing, as of date hereof, 3.5% of the issued and outstanding share capital of R.V.B., on a fully diluted basis, with an exercise price of US$0.2145 per share (adjusted for future dividend).

(c)
By virtue of the Voting Agreement, Mazal may be deemed to have shared voting power with Greenstone with respect to 76,680,848 Ordinary Shares, beneficially owned by Greenstone and 1,800,000 Ordinary Shares underline an option to purchase Ordinary Shares held by Greenstone, both approximately 65.59% of the outstanding Ordinary Shares of R.V.B (not taking into account 20,054,893 Ordinary Shares of R.V.B. to be issued to S.R. Accord Ltd.). By virtue of the Option Agreement, Mazal has sole dispositive power with respect to 52,425,000 Ordinary Shares, or approximately 30.79% of the outstanding Ordinary Shares of R.V.B., beneficially held by Mazal (not taking into account 20,054,893 Ordinary Shares of R.V.B. to be issued to S.R. Accord Ltd.).

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mazal is a party to the following agreements with respect to the securities of R.V.B., and with respect to the transactions connected hereto:

(a)	The SPA

(b)	The Option Agreement

(c)	The Voting Agreement

(d)	The Service Agreement

(e)	The Trust Agreement among Adv. Gidon Weinstock, in his capacity as trustee, R.V.B. and Mazal dated August 31, 2011

(f)	The Shareholders Agreement between R.V.B. and Mazal dated July 3, 2011

Item 7.    Material to Be Filed as Exhibits

99.1	The Option Agreement, dated July 3, 2011, by and between Mazal Resources B.V. and R.V.B. Holdings Ltd.

99.2	The SPA and the Voting Agreement are incorporated in reference to the Schedule 13D/A filed by Greenstone on July 3, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mazal Resources B.V
/s/ Mr. Moshe Stern
By: Mr. Moshe Stern

CEO September 8, 2011

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of the executive officer of Mazal Resources B.V ("Mazal"). The principal address of Mazal is as set forth in the cover page to this Schedule 13D.

Name and Business Address	Present Principal Occupation or Employment	Citizenship
Moshe Stern, 16 Tsamarot Street, Apt. 91 Herzelia , Israel.	Chief Executive Officer	Israeli